FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE
BOARD OF DIRECTORS HELD ON JANUARY 23, 2023

1.       DATE, TIME AND PLACE: January 23, 2023, at 10:00 a.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luiz Antônio, 3.142, Jardim Paulista, 01402-001.

2.       BOARD: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.       CALL AND ATTENDANCE: The meeting was called pursuant to the first and second paragraphs of article 14 of the Bylaws of the Company, and articles 7 and 8 of the Internal Regulation of the Board of Directors of the Company. All members of the Board of Directors of the Company were in attendance, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Marcelo Ribeiro Pimentel, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves, Rafael Russowsky and Renan Bergmann.

4.       AGENDA: To pass a resolution on: (i) the implementation and approval of the terms and conditions of the 19th issuance of simple, non-convertible and unsecured debentures, in up to two series, for private placement, in the initial total amount of seven hundred fifty million Reais (BRL750,000,000.00), subject to the Option of an Additional Lot (as defined below), through which the Company may increase the number of Debentures originally issued, in common agreement with the Coordinators (as defined below), by up to 25%, i.e., up to one hundred eighty-seven million, five hundred thousand Reais (BRL187,500,000.00) (“Issuance” and “Debentures,” respectively), pursuant to article 59, first paragraph, of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporate Law”) and other applicable laws and regulations, and the “Private Deed of the 19th Issuance of Simple, Non-convertible and Unsecured Debentures, in up to Two Series, for Private Placement, of Companhia Brasileira de Distribuição” (“Instrumento Particular de Escritura da 19ª (Décima Nona) Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária, em Até 2 (Duas) Séries, para Colocação Privada, da Companhia Brasileira de Distribuição”) (“Issuance Deed”), to be entered into by the Company and Virgo Companhia de Securitização, as debenture holder (“Issuance Deed” and “Securitization Company,” respectively);

(ii) the authorization for the Company to participate, as debtor of the real estate receivable deriving from the Debentures, in the public offering, under a mixed regimes of firm guarantee and of best efforts placement for the distribution of real estate receivables certificates of the first and second series of the 80th issuance of the Securitization Company (“Real Estate Receivables” and “CRI,” respectively), pursuant to the Resolution of the Brazilian Securities Commission (“CVM”) No. 160, of July 13, 2022, and CVM Resolution No. 60, of December 23, 2021 (“CVM Resolution 60”), in the initial amount of seven hundred fifty million Reais (BRL750,000,000.00), subject to the option of the Company, in common agreement with the Coordinators, to increase the number of Debentures originally issued by up to 25%, representing one hundred eighty-seven thousand and five hundred (187,500) Debentures and, consequently the CRI, in the total amount of one hundred eighty-seven million, five hundred thousand Reais (BRL187,500,000.00) (“Offering” and “Additional Lot Option,” respectively), in which (a) 500,000 (five hundred thousand) CRI, in the amount of R$500,000,000.00 (five hundred million reais), placed under a firm placement guarantee; and (b) 250,000 (two hundred and fifty thousand) CRI, in the amount of R$250,000,000.00 (two hundred and fifty million reais), as well as the CRI object of the Additional Lot Option, placed under the best efforts placement regime and the Minimum Amount (as defined below);

(iii) the execution, by the Company, of any and all instruments required to conduct the Issuance, assume the obligations deriving from the Debentures and implement the Offering;

(iv) the authorization for the Board of Executive Officers and other legal representatives of the Company to practice all acts and adopt all measures required to formally implement the Issuance, including, among others, the execution of the Issuance Deed, the distribution agreement of the Offering, and all other documents related to the Issuance, as well as any amendments thereto, and the ratification of all acts and measures taken in this regard; and

(v) the authorization for the Board of Executive Officers of the Company to engage the service providers required for the Issuance of the Debentures and the Offering, at the Company’s expenses, and, to this end, the authorization to negotiate and execute the relevant agreements and determine the relevant fees.

5.       RESOLUTIONS: Upon the beginning of the works, the members of the Board of Directors examined the items of the Agenda and unanimously passed the following resolutions, with no reservations:

(i)	To authorize the Company to conduct the Issuance, with the following main characteristics, which will be detailed and regulated in the Issuance Deed, as well as authorize the executive officers of the Company and/or their attorneys-in-fact to execute the Issuance Deed, other documents of the Issuance and any amendments thereto, pursuant to the Bylaws, irrespective of the additional approval of the Shareholders’ Meeting in this regard.

(a)	Binding to the CRI issuance: the Debentures will be exclusively subscribed for by the Securitization Company, as debenture holder (“Debenture Holder”), under the securitization of the Real Estate Receivables, represented by real estate receivables notes (cédulas de crédito imobiliário) (“CCI”), to back the CRI, as set forth in the “Instrument of Securitization of Real Estate Receivables of the First and Second Series of the 80th Issuance of Virgo Companhia de Securitização, Backed by Real Estate Receivables Payable by Companhia Brasileira de Distribuição S.A.” (“Termo de Securitização de Créditos Imobiliários para Emissão dos Certificados de Recebíveis Imobiliários das 1ª (primeira) e 2ª (segunda) Séries da 80ª (Octogésima) Emissão de Certificados de Recebíveis Imobiliários da Virgo Companhia de Securitização, Lastreados em Créditos Imobiliários Devidos pela Companhia Brasileira de Distribuição S.A.”) (“Securitization Instrument”);

(b)	Total Amount of the Issuance: the total amount of the Issuance will initially be seven hundred fifty million Reais (BRL750,000,000.00), on the Date of Issuance (as defined below), subject to the Additional Lot Option and to the Minimum Amount (“Total Amount of the Issuance”), and (i) the number of Debentures of one series must be subtracted from the total number of Debentures, thus limiting the number of Debentures to be allocated to the other series; and (ii) the existence of each of the series of the Issuance and the number of Debentures to be allocated in each series will be jointly determined by the Coordinators and the Company, in accordance with the Bookbuilding Procedure (as defined below) (“Communicating Vessels System”);

(c)	Date of Issuance: for all purposes of the law, the date of issuance of the Debentures will be defined in the Issuance Deed (“Date of Issuance”);

(d)	Number of the Issuance: the Issuance represents the 19th issuance of Debentures of the Company;

(e)	Unit Par Value: the unit par value of the Debentures, on the Date of Issuance, will be one thousand Reais (BRL1,000.00) (“Unit Par Value”);

(f)	Number of Series: the Issuance will be conducted in up to two series, in the Communicating Vessels System, and the number of series of the Debentures to be issued will be determined after the conclusion of the Bookbuilding Procedure, subject to the following: (i) the sum of the Debentures of the first series (“Debentures of the First Series”) and the Debentures of the second series (“Debentures of the Second Series”) cannot exceed the number of Debentures set forth in item (g) below; and (ii) the existence of each of the series of the Issuance and the number of Debentures to be allocated in each of the series of the Issuance will be determined in accordance with the Bookbuilding Procedure. Minimum or maximum lots will not be determined. One of the series may not be issued, in which case all Debentures issued will be allocated to the remaining series, under the terms to be agreed upon at the end of the Bookbuilding Procedure; in this case, the Debentures of the First Series or the Debentures of the Second Series, as applicable, will be automatically canceled and will not produce any effect;

(g)	Number of Debentures: initially, seven hundred fifty thousand (750,000) Debentures will be issued, subject to the Additional Lot Option and to the Minimum Amount, in up to two series, and the allocation of the Debentures among the series will occur in accordance with the Communicating Vessels System;

(h)	Partial Placement of Debentures: within the scope of the Offering, the possibility of partial distribution will be admitted, pursuant to articles 73 and 74 of CVM Resolution No. 160, of July 13, 2022, as in force, and the maintenance of the Offering will be conditioned to the subscription and payment of the minimum amount of 500,000 (five hundred thousand) CRI, equivalent to R$500,000,000.00 (five hundred million reais), and, consequently, 500,000 (five hundred thousand) Debentures, equivalent to R$500,000.000.00 (five hundred million reais) (“Minimum Amount” and “Partial Distribution”, respectively). In case of Partial Distribution, any balance of the CRI not placed within the scope of the Offering will be canceled by the Securitization Company, observing the provisions of the Securitization Term and, consequently, the eventual outstanding balance of corresponding Debentures will be canceled by the Company, observing the provisions of the Deed of Issuance. If there is a partial placement of Debentures, the outstanding balance of Debentures to be canceled must be ratified by means of an amendment to the Deed of Issuance to be formalized into before the first Payment Date (as defined below), without the need for a new corporate resolution by the Company, approval by the Securitization Company or the approval by a special meeting of CRI Holders;

(i)	Guarantees: the Debentures will not be secured or guaranteed;

(j)	Effective Period and Maturity Date: (i) the effective period and the maturity date of the Debentures of the First Series will be determined in the Issuance Deed (“Maturity Date of the Debentures of the First Series”); and (ii) the effective period and the maturity date of the Debentures of the Second Series will be determined in the Issuance Deed (“Maturity Date of the Debentures of the Second Series” and, together with the Maturity Date of the Debentures of the First Series, collectively referred to as the “Maturity Date”), except for the events of Optional Early Redemption (as defined below), Early Redemption due to a Tax Event, redemption of all the Debentures resulting from the Early Redemption Offering (as defined below) and Events of Acceleration (as defined below), as applicable;

(k)	Convertibility, Form and Proof of Ownership of the Debentures: the Debentures will be issued in registered and book-entry form, without the issuance of certificates or provisory certificates, and will not be convertible into shares issued by the Company. No certificates representing the Debentures will be issued, pursuant to article 63, second paragraph, of the Brazilian Corporate Law. For all purposes of the law, the ownership of the Debentures will be confirmed by the registration of the Securitization Company in the book of registration of registered debentures of the Company (“Book of Registration of Registered Debentures”), pursuant to articles 31 and 63 of the Brazilian Corporate Law;

(l)	Type: the Debentures will be unsecured, i.e., will have no guarantee or any priority in relation to the assets of the Company, pursuant to article 58, head provision, of the Brazilian Corporate Law;

(m)	Use of Proceeds: pursuant to the Issuance Deed, irrespective of the occurrence of acceleration of the obligations under the Issuance Deed or the early redemption of the Debentures and, consequently, the CRI, the net proceeds obtained from the Issuance will be fully and exclusively used: (i) until the maturity date of the CRI, as defined in the Securitization Instrument, or (ii) until the Company confirms the use of all proceeds obtained from the Issuance, whichever occurs first; and furthermore, in the event of the early redemption or acceleration of the Debentures, the obligations of the Company and the obligations of the Fiduciary Agent regarding the use of proceeds will continue until the maturity date of the CRI, or until the full use of the proceeds, whichever occurs first, for (a) the payment of expenditures, costs and expenses not yet incurred by the Company, directly related to the payment of rent (“Allocation to Costs and Expenses”) of the real estate properties described in Table 1 of Annex I of the Issuance Deed (“Allocation to Projects”); and/or (b) reimbursement of real estate expenditures, costs and expenses already incurred in the 24 months before the closing date of the Offering, directly related to the payment of rent of the real estate properties described in Table 2 of Annex I of the Issuance Deed (“Reimbursement” and “Projects Reimbursement,” respectively, and the Projects Reimbursement, together with the Allocation to Projects, the “Backed Projects”), in the total amount of the Offering, subject to the Additional Lot Option;

(n)	Adjustment for Inflation: the Unit Par Value or the balance of the Unit Par Value, as applicable, of the Debentures will not be adjusted for inflation;

(o)	Interest of the Debentures:

(i)	The Unit Par Value or the balance of the Unit Par Value of the Debentures of the First Series, as applicable, will accrue interest corresponding to a certain percentage, to be determined in the Bookbuilding Procedure, to be conducted under the issuance of the CRI, and, in any event, equivalent to 100% of the accumulated variation of the daily average rates of the Interbank Deposits (Depósitos Interfinanceiros – DI) of one day, “over extra group,” expressed as a percentage per year, based on two hundred and fifty two (252) Business Days, calculated and published daily by the B3 S.A. – Brasil, Bolsa, Balcão, in the daily newsletter available at its website (http://www.b3.com.br) (“DI Rate”), exponentially added by a surcharge (spread), to be determined in the Bookbuilding Procedure, limited to 1.00% per year, based on two hundred and fifty two (252) Business Days (“Interest of the Debentures of the First Series”), calculated in accordance to the formula foreseen in the Issuance Deed. Without prejudice to the events of Optional Early Redemption, Early Redemption due to a Tax Event, redemption of the Debentures resulting from an Early Redemption Offering, Optional Amortization and early redemption of the Debentures, pursuant to the Issuance Deed, the Interest of the Debentures of the First Series will be paid on the dates to be set forth in the Issuance Deed until the Maturity Date of the Debentures of the First Series, according to the schedule indicated in the Issuance Deed (“Dates of Payment of Interest of the First Series”);

(ii)	the Unit Par Value or the balance of the Unit Par Value of the Debentures of the Second Series, as applicable, will accrue interest corresponding to a certain percentage, to be determined in the Bookbuilding Procedure, to be conducted under the issuance of the CRI, and, in any event, equivalent to 100% of the accumulated variation of the DI Rate, exponentially added by a surcharge (spread), to be determined in the Bookbuilding Procedure, limited to 1.20% per year, based on two hundred and fifty two (252) Business Days (“Interest of the Debentures of the Second Series” and, together with the Interest of the Debentures of the First Series, “Interest”). Without prejudice to the events of Optional Early Redemption, Early Redemption due to a Tax Event, redemption of the Debentures resulting from an Early Redemption Offering, Optional Amortization and early redemption of the Debentures, pursuant to the Issuance Deed, the Interest of the Debentures of the Second Series will be paid on a single date, i.e., on the Maturity Date of the Debentures of the Second Series (“Dates of Payment of Interest of the Debentures of the Second Series” and, together with the Dates of Payment of Interest of the Debentures of the First Series, the “Dates of Payment of Interest”);

The Interest of the relevant series will be calculated on an exponential and cumulative basis, using the pro rata temporis criterion, based on calendar Business Days, from the first Date of Full Payment of the Debentures of the relevant series or the immediately prior Date of Payment of Interest of the Debentures of the relevant series, as applicable, to the date of effective payment, which must occur at the end of each Capitalization Period (as defined below). Moreover, the Interest of each relevant series must be calculated based on the formula included in the Issuance Deed.

(p)	Capitalization Period: for purposes of calculation of the Interest, “Capitalization Period” means the period of time beginning on the first Date of Full Payment of the CRI (including) of the relevant series, in the case of the first Capitalization Period, or on the immediately prior Date of Payment of Interest (including) of the relevant series, in the case of the other Capitalization Periods, and ending on the date of the next payment of Interest corresponding to the period (excluding). Each Capitalization Period succeeds the previous one, with no interruption in continuity, until the relevant Maturity Date of the First Series or the Maturity Date of the Second Series, as applicable;

(q)	Amortization:

(i) without prejudice to the events of Optional Early Redemption, Early Redemption due to a Tax Event, redemption of the Debentures resulting from an Early Redemption Offering, Optional Amortization, and early redemption of Debentures, as applicable, the balance of the Unit Par Value of the Debentures of the First Series will be amortized in a single installment, on the Maturity Date of the First Series (“Date of Payment of Amortization of the First Series”); and

(ii) without prejudice to the events of Optional Early Redemption, Early Redemption due to a Tax Event, redemption of the Debentures resulting from an Early Redemption Offering, Optional Amortization and early redemption of the Debentures, as applicable, the balance of the Unit Par Value of the Debentures of the Second Series will be amortized in a single installment, on the Maturity Date of the Second Series (“Date of Payment of Amortization of the Second Series” and, together with the Date of Payment of Amortization of the First Series, the “Dates of Payment of Amortization,” which is also referred to, together with the Date of Payment of Interest, individually or indistinctly, as the “Date of Payment”);

(r)	Bookbuilding Procedure: the procedure for collection of investment intentions of potential investors will be adopted, to be organized by the Coordinators, to determine, together with the Company: (i) the demand for CRI (and, consequently, for the Debentures), establishing the placement of each of the series and the allocation of the CRI (and, consequently, the Debentures) in each of the series, in the Communicating Vessels System; (ii) the exercise or non-exercise of the Additional Lot Option; and (iii) the final interest rate of the CRI (and, consequently, of the Debentures) (“Bookbuilding Procedure”). The result of the Bookbuilding Procedure must the ratified via an amendment to the Issuance Deed, to be executed before the first Full Payment Date, without the need for a new corporate resolution by the Company, approval by the Debenture Holder or approval by the special shareholders’ meeting of CRI holders.

(s)	Placement and Distribution Plan: the Debentures will be subject to a private placement, without the intermediation of institutions of the securities distribution system and/or any placement efforts with investors, and the Debentures will not be registered for distribution and trading in stock exchanges or over-the-counter market.

(t)	Subscription and Full Payment: the Debentures will be subscribed for by the Securitization Company on a single date, through the execution of the subscription instrument (“Subscription Instrument”), as well as the inclusion of its name in the Book of Registration of Registered Debentures. The Debentures will be paid up on demand and in Brazilian currency, on each of the full payment dates of the CRI, in case of more than one date, in the terms and conditions of the Securitization Instrument (“Full Payment Date”). The full payment price of the Debentures will correspond to the Unit Par Value of the Debentures, on the first Full Payment Date. Exceptionally, if the full payment of the Debentures occurs on more than one date, the full payment price of the Debentures that are paid up after the first Full Payment Date will be equivalent to the relevant Unit Par Value, as applicable, plus the relevant Interest calculated on a pro rata temporis basis, from the first Full Payment Date (including) to the date of effective full payment of the Debentures (excluding) (“Full Payment Price”). The Debentures may be subscribed for at a premium or discount, to be determined upon the subscription of the Debentures, and, as applicable, the premium or discount will be the same for all CRI of the same series and, consequently, for all Debentures of the relevant series paid up on the same date, at the exclusive discretion of the Coordinators, pursuant to the distribution agreement;

(u)	Acceleration: subject to the Issuance Deed, the Securitization Company must declare the acceleration of the obligations deriving from the Debentures upon the confirmation of occurrence of certain events, as set forth in the Issuance Deed, and require immediate payment, by the Company, of the Unit Par Value of the Debentures or the balance of the Unit Par Value of the Debentures, as applicable, plus the Interest of the relevant Series payable until the date of effective payment, calculated on a pro rata temporis basis, monetary charges, if any, and any other amounts that may be payable by the Company, in the terms and periods set forth in the Issuance Deed (“Events of Acceleration”);

(v)	Optional Early Redemption due to a Tax Event: the Company may, at any time, in the event of an Event of Tax Withholding, conduct the optional early redemption of all Debentures (partial redemption is prohibited), with the resulting cancellation of these Debentures, upon the remittance of a direct notice to the Securitization Company, with a copy to the Fiduciary Agent, within the periods indicated in the Issuance Deed, conduct the early redemption of all the Debentures, pursuant to the terms and periods set forth in the Issuance Deed (“Optional Early Redemption due to a Tax Event”). In case of an Optional Early Redemption due to a Tax Event, the amount to be paid by the Company in relation to each of the Debentures will be equivalent to the Unit Face Value of the Debentures of the respective series, added to: (a) the respective Remuneration calculated, pro rata temporis, from the first Payment Date of the Debentures of the respective series or the Remuneration Payment Date of the respective immediately preceding series, as the case may be, up to the actual redemption date (exclusive); and (b) Late Payment Charges, if any. If the Company does not exercise the option of early redemption provided for above, the Company must make all payments due to the Debenture Holder under the terms of the Issuance Deed plus taxes and/or withholdings, so that the Debenture Holder receives such payments as if the Withholding Event of Tributes had not occurred. The Debentures redeemed under the terms above will be canceled by the Company. The date for carrying out any Early Redemption due to a Tax Withholding Event must be a Business Day. “Tax Withholding Event” means: (i) any changes in tax legislation, creating or raising income tax rates levied on the Debentures; or (ii) the creation of new taxes; or (iii) changes in the interpretation or application of tax laws by courts or government authorities; or (iv) the interpretation of courts or authorities on the structure of other issuances similar to those of the Debentures previously carried out, according to which the Issuer, the Debenture Holder, or third parties responsible for withholding taxes are obliged to pay the related taxes to these previous operations;

(w)	Optional Early Redemption: the Debentures may, at any time, be redeemed in full, at the Company’s discretion, through the remittance of a notice to the Debenture Holder, with a copy to the Fiduciary Agent, within the periods set forth in the Issuance Deed (“Early Redemption” or “Optional Early Redemption”), informing: (i) the date on which the Early Redemption will be conducted, which must be a Business Day; (ii) if the Full Optional Early Redemption corresponds to all Debentures or all Debentures of a series of Debentures; (iii) the relevant amount of the Optional Early Redemption; and (iv) any other material information to conduct the Optional Early Redemption. The Early Redemption may be conducted covering one of the series or both series, at the exclusive discretion of the Company.

The Optional Early Redemption of the Debentures of the First Series and/or the Debentures of the Second Series, by the Company, will be accepted upon the payment of its relevant Unit Par Value or the balance of the Unit Par Value, as applicable, plus: (i) the Interest of the relevant series, calculated on a pro rata temporis basis from the first Full Payment Date of the relevant Series or last Date of Payment of Interest of the relevant series, as applicable, to the date of the effective Optional Early Redemption, as well as Late Payment Charges (as defined below) and any other pecuniary obligations and other additions regarding the Debentures, due and unpaid until the date of the Optional Redemption, if any; and (ii) a premium of 0.55% per year, based on two hundred and fifty two (252) Business Days, accruing, from the date of the effective Optional Early Redemption to the Maturity Date of the relevant series, on the Unit Par Value or on the balance of the Unit Par Value, as applicable, plus the Interest of the relevant Series, to be calculated based on the formula set forth in the Issuance Deed.

(x)	Extraordinary Optional Amortization: The Company may, at any time, subject to the terms and conditions set forth in the Issuance Deed, at its exclusive discretion and irrespective of the will of the Debenture Holder and/or the CRI holders, conduct the optional amortization of the Unit Par Value or the balance of the Unit Par Value of the Debentures of the First Series and/or the Debentures of the Second Series, as applicable, upon the payment of the portion of the Unit Par Value or balance of the Unit Par Value, as applicable, of the Debentures, plus: (i) the Interest, calculated on a pro rata temporis basis, from the first Full Payment Date or the last Date of Payment of Interest, as applicable, to the date of the effective Optional Amortization, as well as fine and interest for late payment, if any; and (ii) a premium corresponding to 0.55% per year, based on two hundred and fifty two (252) Business Days, for the period beginning on the date of the optional amortization and ending on the relevant Maturity Date, accruing on the portion of the Unit Par Value or balance of the Unit Par Value, as applicable, plus the relevant Interest of the relevant series (“Optional Amortization”), calculated based on the formula to be described in the Issuance Deed.

(y)	Early Redemption Offering: the Company may conduct, at its exclusive discretion, at any time from the Date of Issuance, an offering for the early redemption of all Debentures of the First Series and/or Debentures of the Second Series, and the resulting cancellation of the Debentures that are redeemed (“Early Redemption Offering”), and the Early Redemption Offering proposed by the Company must be sent to the Debenture Holder, and may exclusively cover one of the series or both series, at the exclusive discretion of the Company, with a copy to the fiduciary agent of the CRI. The Company will conduct the Early Redemption Offering through the publication of a notice sent to the Securitization Company, with a copy to the Fiduciary Agent (“Notice for the Early Redemption Offering”), which must describe the terms and conditions of the Early Redemption Offering, including: (i) the effective date of the redemption under the Early Redemption Offering, which will coincide with the payment of the Amount of the Early Redemption Offering and must be a Business Day; (ii) the information that the Amount of the Early Redemption Offering will be calculated as set forth in the Issuance Deed; (iii) the amount corresponding to the early redemption premium to be offered by the Company, if any, which cannot be negative; (iv) the form and final date for the Debenture Holder to express any opinion to the Company, based on the decision of the CRI holders, as set forth in the Securitization Instrument; (v) information whether the Early Redemption Offering will cover only one of the series or both, which will be decided at the exclusive discretion of the Company; and (vi) other information required for the decision making of the CRI holders and, consequently, the Debenture Holder, and the operationalization of the Early Redemption Offering.

At the time of the Early Redemption Offering, the Debenture Holder will be entitled to the payment of the Unit Par Value or the balance of the Unit Par Value, as applicable, plus: (i) the Interest of the relevant series, calculated on a pro rata temporis basis, from the first Full Payment Date or the immediately prior Date of Payment of Interest of the relevant series, as applicable, to the date of redemption under the Early Redemption Offering, as well as, if applicable, (ii) the redemption premium, which cannot be negative, and (iii) the due and unpaid Late Payment Charges, until the date of the referred redemption (“Amount of the Early Redemption Offering”).

(z)	Optional Acquisition: the optional early acquisition of the Debentures by the Company is prohibited;

(aa)	Renegotiation: the Debentures are not subject to scheduled renegotiation;

(bb)	Late Payment Charges: in the event of nonpayment, by the Company, of any amount payable to the Securitization Company, the amounts overdue and unpaid by the Company will be subject to, from the date of nonpayment to the date of effective payment, irrespective of notice or judicial or extrajudicial written request of performance, in addition to the relevant Interest of the relevant series: (i) an irreducible and non-compensatory conventional fine of 2%; and (ii) interest for late payment of 1% per month, both accruing on the overdue amounts, unless the nonpayment is due to a third-party operational problem and provided that this problem is solved within one Business Day after the date of nonpayment (“Late Payment Charges”);

(cc)	Place of Payment: the payments entitled by the Debentures will be made by the Company in the account held by the Securitization Company, as informed in the Issuance Deed;

(dd)	Extension of Periods: periods regarding the payment of any obligation pursuant to the Issuance Deed will be automatically extended until the first subsequent Business Day if the maturity date is a bank holiday in the city of São Paulo, State of São Paulo, and no addition to the payable amounts will apply; and

(ee)	Other characteristics of the Issuance: the other characteristics of the Issuance, the Debentures and the CRI will be specified in the Issuance Deed and the Securitization Instrument.

(ii)	To authorize the Company to participate in the Offering, as debtor of the Real Estate Receivables deriving from the Debentures, which will back the issuance of the CRI;

(iii)	To execute any and all instruments required to conduct the Issuance, as well as to assume the obligations deriving from the Debentures and implement the Offering;

(iv)	To authorize the Board of Executive Officers and other legal representatives of the Company to practice all acts and adopt all measures required to formally implement the Issuance, including, without limitation, the execution of the Issuance Deed and all other documents related to the Issuance and the Offering, as applicable, as well as any amendments thereto, and ratify all acts and measures taken in this regard;

(v)	To authorize the Board of Executive Officers and other legal representatives of the Company to engage the service providers required for the Issuance and the Offering, including, among others, the intermediary institutions of the Offering (“Coordinators”) and, to this end, negotiate and execute the relevant agreements and determine the relevant fees.

6.       APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to discuss, the works were adjourned to draft these minutes. Once the work resumed, these minutes were read, approved and signed by all in attendance. São Paulo, January 23, 2023. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors in attendance: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Marcelo Ribeiro Pimentel, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves, Rafael Russowsky and Renan Bergmann.

7.       CERTIFICATE: I hereby certify, for all intents and purposes, that this document is an extract of the minutes drafted in the minutes book, pursuant to third paragraph of article 130 of Law No. 6,404/76, as amended.

Aline Pacheco Pelucio

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 23, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.